

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Fax (858) 882-0601

August 23, 2010

Dan Halvorson
Chief Financial Officer and
Executive Vice President Operations
Divx, Inc.
4780 Eastgate Mall
San Diego, CA 92121

> **Re: Divx, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on March 15, 2010**
> **File No. 001-33029**

Dear Mr. Halvorson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief